UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

Amendment No. 4

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

SYNBIOTICS CORPORATION

(Name of Issuer)

SYNBIOTICS CORPORATION

Thomas A. Donelan

Christopher P. Hendy

Jerry L. Ruyan

Redwood Holdings, LLC

Redwood West Coast, LLC

Remington Capital, LLC

(Name of Person(s) Filing Proxy Statement)

Common Stock	Preferred Stock Purchase Rights
(Title of Class of Securities)	(Title of Class of Securities)

871566 10 5	None
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Paul R. Hays

President and Chief Executive Officer

Synbiotics Corporation

11011 Via Frontera

San Diego, CA 92127

(858) 451-3771

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With a copy to:

Hayden J. Trubitt, Esq.

Heller Ehrman LLP

4350 La Jolla Village Drive

7th Floor

San Diego, CA 92122

(858) 450-5754

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee
$137,353	$16.17

* Calculated solely for purposes of determining the filing fee, this amount assumes that approximately 1,056,561 shares of common stock are acquired for cash for an amount equal to $0.13 per share. The amount of the filing fee has been determined by multiplying the transaction value as calculated above by .0001177.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16.17

Form, Schedule or Registration Statement No.: Schedule 13E-3

Filing Party: Synbiotics Corporation

Date Filed: April 20, 2005

Introduction

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Synbiotics Corporation, a California corporation, (referred to herein as “we”, “us”, “Synbiotics”, “Company” or “subject company” or “filing person”) with the Securities and Exchange Commission (the “Commission”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder. The purpose of this Amendment No. 4 is to file a final amendment to the Schedule 13E-3 to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3).

On September 27, 2005, we filed with the Commission a definitive proxy statement under Regulation 14A of the Securities Exchange Act, relating to the Written Consent Solicitation of Shareholders to approve:

(a)	a one-for-2,000 reverse stock split of the Company’s common stock with a cash payment in lieu of the issuance of any resulting fractional shares of common stock in any discrete account, equal to $0.13 for each pre-reverse split share of common stock traceable to the fractional share; and

(b)	a 2,000-for-one forward stock split of the resulting whole shares of the Company’s common stock, contingent upon and effective after completion of the reverse stock split.

The above items are together referred to herein as the “Split Transaction”, and would be effected by amendments to our Articles of Incorporation, as amended.

The requisite majorities of the Company’s common stock and Series C preferred stock voted to approve the Split Transaction. On October 28, 2005, we filed amendments to our Articles of Incorporation, as amended, with the California Secretary of State to effect the Split Transaction. The Split Transaction has reduced the number of our shareholders to less than 300, and we filed a Form 15 with the Commission to terminate registration of our common stock and our preferred stock purchase rights under Rule 12g-(4)(a)(1)(i) of the Exchange Act.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SYNBIOTICS CORPORATION

By:	/S/ KEITH A. BUTLER
Keith A. Butler Vice President – Finance, Chief Financial Officer and Secretary

November 3, 2005